DEJOUR ENTERPRISES LTD.

Management Discussion and Analysis

Quarter Ended September 30, 2006

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FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the quarter ended September 30, 2006

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd (“Company”) for the quarter ended September 30, 2006.  It should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2005.

Company Overview

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas.

The Company sets high standards for both our people and our projects. Dejour creates shareholder value by:

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Innovative, creative approach to the energy industry

•

Leadership strength

•

Significant public resource company expertise and market focus

•

Proven multi-talented expertise in the businesses of oil and gas and uranium

•

Concise goals, achievable objectives

•

Timely acquisition and development of high-impact projects

Uranium Exploration

History of Uranium Exploration in the Athabasca Basin

Dejour’s uranium properties are situated along the western and eastern margins and in the center of the Athabasca Basin (“Basin”). The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin. Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was, and is, on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Areva, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of Dejour’s property has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on Dejour’s properties.

Property Geology

Dejour’s properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks. These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers. The thickness of the sandstone varies considerably from property to property. On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen projects the sandstone is 0 to 800m thick. On several properties the sandstone is cut by thin diabase dykes. Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle River and Gartner Lake projects on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the Dejour projects the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

Current Uranium Holdings

As at September 30, 2006 the Company held the fifth largest mineral holdings in the Basin.  The Company currently has 100% interest in the following properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trend South

31,594

78,070

R-Seven

54,531

134,739

Sand Hill Lake

74,312

183,628

Fleming

34,325

84,819

Gartner Lake

24,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Sheila

759

1,876

Umpherville West

321

793

Bozo

154

380

Total

391,320

966,969

2005 Activities

After acquiring claims and permits in 2004 and the first quarter of 2005, Dejour concentrated on compiling the historical uranium exploration data.  This was done in order to properly assess the exploration carried out on the properties so as to determine how best to follow up existing anomalies and to determine which exploration techniques should be used to further explore the properties.

Seven of Dejour’s properties were then flown with Fugro’s state of the art Geotem 1000 (1969 line kilometres) and Megatem II (5395 line km) electromagnetic systems to define basement graphitic horizons. In addition to the survey data provided by Fugro, Dejour contracted Condor Geophysics of Denver, CO to carry out advanced processing of this data to enhance the Fugro interpretation.

The airborne EM surveys were successful in confirming and extending known anomalies and also identified horizons not previously detected by earlier lower powered surveys.  As a result of the encouraging information a total of 18 additional claims comprising 60,129 hectares (148,581 acres) were staked to cover the new airborne anomalies. A total of 250 kilometres of EM anomalies have now been defined on Dejour properties. An airborne radiometric/magnetic survey (911 km) was flown over the Virgin Trend South property. No radiometric anomalies were defined.

Dejour completed lithogeochemical sampling of sandstone boulders on the Virgin Trend North and Fleming properties.  The sampling confirmed and extended the boron and clay alteration anomaly at the south end of the Virgin Trend property.  The results on the Fleming property showed low values.  Boron and clay lithogeochemical anomalies are typically found in the vicinity of uranium mineralization in the Basin.

2006 Activities

The Company contracted Patterson Geophysics to carry out ground TDEM to confirm and better define the airborne EM anomalies detected by Fugro. Hy-Tech Drilling was contracted to carry out 5,000 metres of drilling to test targets on the Company’s R-Seven, Meanwell Lake and Sand Hill Lake properties.  This helicopter supported drilling programme finished in early June 2006 and additional drilling to follow up on anomalous values was completed in July. Empulse Geophysics Ltd and Quantec Geosciences Ltd carried out very deep penetrating audio magneto telluric (AMT) surveys on the Virgin Trend North and Sand Hill Lake projects in September. One line of lithogeochemical sampling was done on the R-Seven property.  Geotech Ltd flew helicopter borne VTEM airborne EM surveys in September and October on most of the projects.

Maybelle River

The property [3 claims (16,473 hectares/40,706 acres)] covers a poorly explored part of the Athabasca basin immediately east of the Alberta border. In 2005 a MEGATEM II survey was flown which defined several previously unknown basement conductors. No work was done in 2006.

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Gartner Lake

The property [5 claims (24,157 hectares/59,693 acres)] covers a poorly explored part of the Athabasca basin where Cretaceous sediments locally cover the Athabasca sandstone. In 2005 a MEGATEM II survey was flown which defined several new basement conductors. No work was done in 2006.

R-Seven

This large property [12 claims (54,531 hectares/134,749 acres)] extends from the edge of the sandstone north for more than 33 kilometres. Previous exploration, conducted until the late 1990s, identified numerous graphitic electromagnetic conductive zones in the sub-sandstone basement rocks.

However, only eight holes were drilled on the property during that period. One of the holes encountered significantly anomalous radioactivity as well as clay mineral alteration that frequently haloes uranium deposits. This area, and the many other conductive zones on the property, provides targets for future uranium exploration.

In 2005 the property was flown with MEGATEM II which confirmed the known conductors, traced these conductors to the north under deeper cover and also identified previously unknown conductors. As a result one new claim was staked (4,535 hectares/11,206 acres).

In 2006 Patterson Geophysics completed ground TDEM surveying during the first quarter on three grids (31.5 km) to better define the airborne EM anomalies. Additional surveying (one 13 km line of step loop TDEM, 59 km of readings) on S-108062 and S-108063 was done in August as was lithogeochemical boulder sampling on the same line. The boulder sampling showed no anomalies.

During April and May 2006, seven holes were drilled, for a total of 3576.8 metres. Several holes had elevated values of uranium (to 3.8 ppm U in RS 06-06) and pathfinder minerals boron and lead. Follow up drilling in three areas was completed in July (888m).  Analytical results showed elevated uranium (to 3.68 ppm U) in hole RS 06-09, adjacent to RS 06-06 and HK-006, an historical drill holr which intersected anomalous radioactivity at the unconformity.

In September of 2006, Geotech flew a VTEM survey over the southern four claims. Preliminary results show several strong basement conductors and crosscutting structures. Final interpretations are expected by year end.

Meanwell Lake

The property [3 claims (14,989 hectares/37,038 acres)] covers a sequence of metasedimentary rocks with the Athabasca sandstone cover being 0 to 600m thick. In 2005 a GEOTEM 1000 survey defined several basement conductors,

In 2006, Patterson Geophysics completed ground TDEM surveying during the first quarter on two grids (30 km) to define airborne EM anomalies. In April two holes (758m) were drilled to test two conductors; elevated values of uranium (to 4.8 ppm U) and pathfinder element boron were encountered in both holes (MW 06-01, 02). Two follow up holes were drilled adjacent to MW 06-02 in July and analytical results show elevated uranium (to 2.99 ppm U) in both holes. Geotech flew VTEM over the southern claim block and as expected defined several conductors in this area of shallow to nil sandstone cover. Final interpretation of the VTEM data should be available by year end.

Sand Hill Lake

This property [18 claims (74,312 hectares/183,628 acres)] follows the southern margin of the Athabasca basin for more than 25 kilometres. Historic work on the eastern portion near Virgin Lake identified graphite in basement rocks and a series of northeast-trending faults. These are part of the Dufferin Lake structural zone. It hosts the significant uranium mineralization in Cameco's Centennial Zone on the adjoining property where hole VR-018 intersected 5.83% U3O8 over 6.4 metres. Such structures associated with basement graphite near Virgin Lake are prime exploration targets.

The property was flown with GEOTEM 1000 and MEGATEM II airborne electromagnetic systems. The surveys confirmed the conductors identified by earlier exploration and traced these conductors north under deeper cover. The surveys also identified several new conductors and a total of 12 new claims were staked to cover these new conductors (42,070 hectares/111,370 acres).

In 2006 Patterson Geophysics completed ground TDEM surveying during the first quarter on seven grids (91.5 km) to define airborne EM anomalies. In May six holes (1056.0m) were drilled to test several conductors; elevated values of uranium (to 2.32 ppm U) and pathfinder elements boron and lead were encountered in several holes. Two follow up holes were drilled in July, the first of which intersected highly anomalous uranium and boron values in the sandstone and basement. Both the sandstone and graphitic basement rocks showed alteration and structural features typically seen near uranium mineralization.

In September Empulse completed one line of AMT and Geotech completed VTEM surveying over areas of the project that had no recent airborne EM surveys. Final interpretation of the data should be available by year end.

Virgin Trend North/South

This extensive property [4 permits and 5 claims (164,207 hectares/405,763 acres)] covers the trace of the Virgin River Shear Zone/Dufferin Fault/Black Lake Fault which is a major fault system with repeated movement during the period of Athabasca sandstone deposition and uranium mineralization. Most of the property, except the southern off sandstone permit (31,594 hectares/78,070 acres), has at least 700m of sandstone covering the metasediments known to be favorable for uranium mineralization.

The Cameco Virgin River joint venture property to the south of Dejour’s Virgin Trend North project hosts the Centennial zone where drill hole VR-018 intersected 5.83% U3O8 over 6.4 metres.

Prior exploration on the Dejour property has been minimal but of note is a large boron and clay anomaly at the south end of the property. Boron is a significant indicator element often associated with uranium mineralization. Sampling carried out by Dejour in the summer of 2005 confirmed the boron and clay alteration extends onto Dejour's property for 20 kilometres.

In 2006 Empulse Geophysics completed three lines (31 km) of AMT surveying at the south end of the Virgin Trend North project; and Quantec completed surveying on 11 lines (87.3km). Preliminary results show conductive features, however final processing and interpretation are required to define significant basement and sandstone conductors.

No work was done on the Virgin Trend South permit in 2006.

Fleming

The property (10 claims, 34,325 hectares/84,819 acres) covers a sequence of metasedimentary rocks with graphitic horizons covered by 100 to 450 metres of sandstone. Prospecting in the 1970’s located thin pitchblende veinlets in a diabase dyke where a grab sample assayed 3.2 % U3O8.

In 2005 the property was surveyed using the the MEGATEM II system. This survey defined the known conductor and also discovered several previously unknown conductors believed to be caused by graphitic horizons. As a result four new claims were staked (6,971 hectares/17,226 acres) to cover the new conductors. Lithogeochemical boulder sampling was carried out in 2005 but located no anomalous samples.

In 2006 Patterson Geophysics carried out ground TDEM surveying (37.5 km) which better defined  the airborne EM anomaly on the west side of the project. Geotech completed a VTEM survey in September, 2006 over the four new claims; preliminary results show several conductors and final results and interpretation should be available by year end.

Eastern Athabasca Properties

The seven small properties (Bozo, Sheila, Hoppy South, Hoppy North, Umpherville Lake, Umpherville West and Thorburn Lake) comprise 12 claims (8,326 hectares/20,574 acres). No work was done in 2005; in 2006 Geotech flew VTEM over all the projects. The preliminary results show a previously undetected EM anomaly on the Sheila property. Final processing and interpretations will be needed to fully assess the results on all properties; these are expected by year end.

Oil & Gas Exploration

Dejour has acquired interests in potentially significant oil and gas prospects in North America based on the following criteria:

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Multi-zone potential for both gas and oil

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High quality reservoirs

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Proximity to infrastructure and production facilities

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Year round drilling, operating and production

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An attractive available land position

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres.  During December 2005 the operator commenced drilling operations on a test well drilled to a total depth of 11,237 feet.

The Company paid acquisition costs representing the Company’s 43% prospect interest which include payment for leasehold interests, brokerage, seismic processing and prospect development. In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of approximately $2,062,000 including drilling costs incurred during the first quarter ended March 31, 2006.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres.  During November 2005 6he operator commenced drilling operations on a test well drilled to 8,200 feet.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company will pay 13.33333% of the drilling and/or abandonment costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

In September 2006, the Company was advised by the operator of the Lavaca Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of approximately $220,832 including drilling costs incurred during the 3rd quarter ended September 30, 2006.

Alberta Oil & Gas Joint Venture

Commencing April 1, 2006 the Company has entered a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 27 years oil & gas experience, left his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is owned and will be funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.  A number of potential oil & gas opportunities are under consideration.

In October 2006 the Company, through its 90% owned subsidiary, Dejour Energy (Alberta) Ltd., successfully concluded a Participation Agreement such that the Company will participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  The Company will pay 15% of the costs to earn a 9.375% working interest in 2220 acres with an option to drill additional wells earning 2220 acres to a maximum of 10,725 acres.  Drilling is expected to commence in the 4th quarter of 2006.  The Company’s estimated cost for drilling the first test well is $700,000.

Retamco Oil & Gas Project

In July 2006, the Company had successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of CAD$25,152,510 in cash, stock, note and debentures.

The project consists of two project types. The “Natural Gas Resource” project is a well defined stratigraphic gas resource, covering 188,422 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The second project is a massive deep “Overthrust Oil” project covering 65,646 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk. According to Retamco, the project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent, having produced over 1 billion barrels to date.

Dejour owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

In September 2006 Dejour acquired a 25% interest in 10 additional leases.  Currently Dejour has an interest in 277 oil & gas leases covering 275,485 gross and 265,724 net acres.  The Resource project is increased to 200,078 net acres.  The NRI in the 10 new leases is 87.5%.

The cost to Dejour includes USD$5 million cash, 5,500,000 DJE common shares valued at USD$10,726,700 ($2.17 CDN per share), a USD$5,000,000 zero coupon note maturing December 31, 2006 and the issuance of a USD$1,397,846 two-year 8% convertible debenture.

The current working interest partners are:

‘Natural Gas Resource’       ‘Overthrust Oil’

Dejour Energy (USA) Corp.

25%

12.5%

Brownstone Ventures (US) Inc.

10%

10%

Retamco Operating, Inc.

65%

77.5%

Agreements are currently being finalized to include an additional partner, with significant Piceance-Uinta Basin operating capability.

Planned Exploration Program

Dejour, Brownstone Ventures Inc. (TSX-V: “BWN”) and Retamco are currently conducting a systematic geologic and operational review of the properties with the intent of scaling up a continuous drilling program that includes utilizing up to 4 rigs capable of drilling 36-40 wells per year and with an annual capital budget approximating USD$40,000,000.  Drilling is estimated to commence in the 1st quarter of 2007.

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Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2004	15,795,962	$ 2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	$ 14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$ 18,190,174

Common shares issued in 2006
- for acquisition of Retamco Project – Piceance/Uinta Basin	5,500,000	$ 12,088,991
- for cash by private placements	8,071,333	11,315,654
- for cash on exercise of warrants and agents options	6,047,397	5,706,979
- for cash on exercise of stock options	558,588	293,823
- contributed surplus reallocated on exercise of stock options	-	184,782

Balance at September 30, 2006	59,194,107	$ 47,780,403

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Stock Options and Contributed Surplus

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2004	950,000	$ 0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	1,800,000	1.939
Options exercised	(558,588)	0.531
Options cancelled and expired	-	-

Balance, September 30, 2006	4,552,604	$ 1.080	2.14 years

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2004	$ 6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	883,285
Value of conversion feature on convertible debenture	319,467
Allocated to share capital on exercise of options	(184,782)

Balance, September 30, 2006	$ 1,297,055

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Warrants and Agents’ Options

Details of warrants outstanding as at Sept 30, 2006 are as follows:

Number	Price	Remaining Contractual Life

4,147,884	$ 0.80	0.46 years
12,500	0.85	0.46 years
1,922,020	1.65	1.25 years

6,082,404	$ 1.07	0.71 years

Related Party Transactions

During the quarter ended September 30, 2006, the Company entered into the following transactions with related parties:

a)

The Company incurred a total of $20,930 in fees and $7,128 in expenses to the CEO and a private company controlled by the CEO.

b)

The Company incurred a total of $81,500 in fees and $401 in expenses to the President and a private company controlled by the President of the Company.

c)

The Company incurred $25,500 in fees and $6,541 in expenses to the CFO and a private company controlled by the CFO.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Subsequent Events

The Company and Titan uranium Incorporated (“Titan”) entered into a binding agreement whereby Titan will acquire the entirety of Dejour’s 100% interest in all the uranium assets owned by Dejour, consisting of 68 claims and 4 permits totalling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data, in return for 17.5 million shares of Titan and 3 million warrants, exercisable at $2.00 per share.

In addition to becoming a major shareholder in Titan, Dejour will retain a 1% NSR and 10% working interest in each property it is contributing to Titan to the point of a completed bankable feasibility study.

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Results of Operations – Quarter ended September 30, 2006

The Company’s net loss for 2006 Q3 was $953,748, or $0.02 per share, compared to $509,430 or $0.02 per share for 2005 Q3.  The increase in net loss was largely related to non-cash stock based compensation expense of $360,087, as compared to $82,035 in 2005 Q3.  The Company determined the fair value of stock options granted using the Black-Scholes option pricing model.

Excluding stock-based compensation expense, the Company had a net loss of $593,661, or $0.01 per share in 2006 Q3, as compared to a net loss of $427,395, or $0.02 per share in 2005 Q3.

Interest revenue increased to $192,043 in 2006 Q3, from $22,784 in 2005 Q3, as the Company had a higher cash balance and interest rate had increased.

Investor relations expense increased to $170,237 in 2006 Q3 from $90,960 in 2005 Q3.  The Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange in November 2004.  Therefore, in the summer of 2005, our investor base and investor relations expenses were smaller.  As the Company expanded, it incurred trade shows, travel and newsletter printing costs to broaden the Company’s shareholders’ base and to better communicate the Company’s business plan to potential investors.

During 2006 Q3, the Company had a foreign exchange loss of $43,589 on its US$ deposit, as Canadian dollar appreciated.

Summary of Quarterly Results

(Unaudited - Prepared by Management)

Quarter ended year	Sep 30, 2006 $	Jun 30, 2006 $	Mar 31, 2006 $	Dec 31, 2005 $	Sep 30, 2005 $	Jun 30, 2005 $	Mar 31, 2005 $	Dec 31, 2004 $
Revenues	192,043	200,579	96,876	37,562	22,784	28,677	10,507	Nil
Net Loss	(953,748)	(907,022)	(3,275,020)	(503,460)	(509,430)	(410,504)	(188,525)	(310,446)
Loss per share (1)	(0.02)	(0.02)	(0.08)	(0.01)	(0.02)	(0.02)	(0.01)	(0.03)
Fully diluted loss per share	(0.02)	(0.02)	(0.08)	(0.01)	(0.02)	(0.02)	(0.01)	(0.03)

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Liquidity and Financings

Since its reactivation to Tier 2 Issuer status on the TSX Venture Exchange in November 2004 to September 30, 2006, the Company has raised gross proceeds of close to $37 million, through seven private placements and the exercise of warrants and options.

Although to date the Company’s main source of funding has been through equity issues, it is actively looking for revenue generating projects of merit in the energy sector.

Cash balance on September 30, 2006 was $17,219,695, as compared to $12,387,314 and $6,214,001 on December 31, 2005 and on September 30, 2005 respectively.  Working capital was $10,877,552 on September 30, 2006, compared to $12,167,334 on December 31, 2005 and $6,121,113 on September 30, 2005.  The decrease was due to a US$5.0 million promissory note due on December 31, 2006 related to the acquisition of the Retamco Project.

In December 2005, the Company raised $2,415,000 through the issuance of 2,300,000 flow-through shares (“FTS”).  Under the FTS agreement, the Company was obligated to spend $2,415,000 in Canadian Exploration Expenditures (“CEE”) by December 31, 2006.

In March 2006, the Company issued 5,300,000 flow-through common shares at $1.50 per share and raised $7,950,000 through a brokered private placement.  Under the FTS agreement, the Company is obligated to spend $7,950,000 in CEE by December 31, 2007.

As at September 30, 2006, the Company had already fulfilled its obligation to spend $2,415,000 in CEE under the FTS agreement entered in December 2005.  The Company has until December 31, 2007 to fulfill the remaining $6.8 million of CEE obligation.

Forward Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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